NEW GOLD ANNOUNCES APPOINTMENT OF NEW DIRECTOR

June 3, 2015 – New Gold Inc. ("New Gold") (TSX:NGD) (NYSE MKT:NGD) is pleased to announce the appointment of Kay Priestly to its Board of Directors.

Ms. Priestly has over 35 years of experience in finance, accounting and executive management. She spent 24 years with Arthur Andersen LLP as a Certified Public Accountant where she provided auditing, tax and consulting services and held various senior leadership positions. She ultimately served on the firm's global executive team as Managing Partner, People. From 2006 to 2014, Ms. Priestly held various executive positions with Rio Tinto plc and its affiliates, including four years as Chief Financial Officer, Copper for Rio Tinto's global copper product group and two years as Chief Executive Officer of Turquoise Hill Resources Ltd., an international mining company with copper-gold operations in the Asia-Pacific region. Ms. Priestly holds a Bachelor of Science, Accounting from Louisiana State University.

"We are delighted to welcome Kay to the Board," said Randall Oliphant, Executive Chairman. "She is highly qualified, with a strong background in finance, accounting, tax and risk management, as well as recent experience in leadership roles in the mining sector. We believe that Kay will add considerable value and strength to our Board."

In addition to her role at New Gold, Ms. Priestly currently serves on the board of directors of Stone Energy Corporation (NYSE:SGY), and she previously served on the boards of Turquoise Hill Resources Ltd. (TSX, NYSE, NASDAQ:TRQ) and SouthGobi Resources Ltd. (TSX:SGQ, HK:1878).

New Gold's Board of Directors is now comprised of nine members, including six independent directors.

ABOUT NEW GOLD INC.

New Gold is an intermediate gold mining company. The company has a portfolio of four producing assets and three significant development projects. The New Afton Mine in Canada, the Mesquite Mine in the United States, the Peak Mines in Australia and the Cerro San Pedro Mine in Mexico, provide the company with its current production base. In addition, New Gold owns 100% of the Rainy River and Blackwater projects, both in Canada, as well as 30% of the El Morro project located in Chile. New Gold's objective is to be the leading intermediate gold producer, focused on the environment and social responsibility. For further information on the company, please visit www.newgold.com.

For further information please contact:

Hannes Portmann
Vice President, Corporate Development
Direct: +1 (416) 324-6014
Email: info@newgold.com